SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Resolutions Passed at the First H Shareholders Class Meeting for 2014	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 24, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First H Shareholders Class Meeting for 2014

The Board and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No objection or amendment was made to the resolutions proposed at the meeting.

•	No changes were made to the resolutions of the previous shareholders meetings at the meeting.

I.	The convening and attendance of the meeting

The First H Shareholders Class Meeting for 2014 (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held in the afternoon on Tuesday, 23 December 2014 at Jinshan Roller-skating Stadium, Jinshan District, Shanghai, immediately after the conclusion of the A Shareholders Class Meeting for 2014. H shareholders of the Company who were entitled to attend the Meeting held an aggregate of 3.50 billion voting shares. No shareholder of the Company who was entitled to attend the Meeting was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor was required to abstain from voting under the Hong Kong Listing Rules.

In connection with the convening of the Meeting:

Total number of H Shareholders and authorized proxies physically present at the Meeting	1

Total number of H-shares with voting rights (Shares)	3,445,153,653

Percentage of total number of H-shares with entitlement to attend the Meeting and voting rights (%)	98.57%

The Meeting was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The Board had twelve directors, eight of whom attended the Meeting. Mr. Wang Zhiqing, Chairman of the Company, Mr. Wu Haijun and Mr. Gao Jinping, Vice Chairman of the Company, Mr. Ye Guohua and Mr. Jin Qiang, directors of the Company, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, independent non-executive directors of the Company, attended the Meeting. Mr. Guo Xiaojun, Mr. Lei Dianwu and Mr. Mo Zhenglin, directors of the Company, and Mr. Shen Liqiang, independent non-executive director of the Company were absent from the Meeting due to other business engagements. The Supervisory Committee of the Company had six supervisors, four of whom attended the Meeting. Mr. Zhang Jianbo, Chairperson of Supervisory Committee, Mr. Zuo Qiang and Ms. Li Xiaoxia, supervisors of the Company, and Mr. Zheng Yunrui, independent supervisor of the Company, attended the Meeting. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, were absent from the Meeting due to other business engagements. Mr. Tang Weizhong, the Secretary to the Board, attended the Meeting. The convening and voting of the Meeting complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

II.	Voting results of resolutions

The following two special resolutions were considered at the Meeting through voting by way of poll:

The voting results of the resolutions are as follows (herein the percentages of shares voted in favor or against in the table below refers to the proportion of shares voted in favor or against by the shareholders (or their proxies) accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the Meeting):

No.	Resolutions	Shares voted in favor (number of Shares)	Percentage of Shares voted in favor	Shares voted against (number of Shares)	Percentage of Shares against	Approved or not
Special resolutions:
1	Resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”)	—	—	—	—	Yes
1.1	the basis for determining the Participants and the scope of the Participants	174,048,136	100%	0	0	Yes
1.2	the source and number of the Underlying Shares	174,048,136	100%	0	0	Yes
1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme	174,048,136	100%	0	0	Yes
1.4	the Exercise Price of the Share Options and the basis of determination	174,048,136	100%	0	0	Yes
1.5	the conditions of the Grant and the exercise of the Share Options	174,048,136	100%	0	0	Yes
1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options	174,048,136	100%	0	0	Yes
1.7	the accounting policies of the Share Options	174,048,136	100%	0	0	Yes

1.8	the procedures of the Grant and the exercise of the Share Options	174,048,136	100%	0	0	Yes
1.9	the respective rights and obligations of the Company and the Participants	174,048,136	100%	0	0	Yes
1.10	the solutions for special circumstances	174,048,136	100%	0	0	Yes
1.11	the amendments and termination of the Share Option Scheme	174,048,136	100%	0	0	Yes
2	Resolution on the authorization to the Board to deal with all matters in relation to the Share Option Scheme. The Board is hereby authorized to conduct, among others, the following:	174,048,136	100%	0	0	Yes

(i) to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii) to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii) to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv) to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

(v) to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi) to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii) to otherwise manage the Share Option Scheme where necessary;

(viii) to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix) to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x) the abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

The above resolutions were passed at the Meeting. The Company had appointed its international auditor for the year 2014, PricewaterhouseCoopers, as the scrutineer of the Meeting to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, “the convening and holding of the First H Shareholders Class Meeting for 2014, the qualification of the convener, the qualifications of shareholders or proxies who attended the Meeting and the voting procedures adopted at the Meeting were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the Meeting are legally valid”.

IV.	Documents available for inspection

1.	Resolutions passed at the First H Shareholders Class Meeting for 2014, signed and confirmed by the directors, supervisors and the Secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board
Tang Weizhong
Company Secretary

Shanghai, the PRC, 23 December 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.